Simpson Thacher & Bartlett llp

American Lawyers
ICBC Tower, 35th Floor
3 Garden Road
Hong Kong
(852) 2514-7600

Facsimile: (852) 2869-7694

Direct Dial Number	E-Mail Address
+852 2514-7650	clin@stblaw.com
October 1, 2010
VIA EDGAR
Mr. John Harrington, Staff Attorney
Ms. Celeste M. Murphy, Legal Branch Chief
Mr. Larry Spirgel, Assistant Director
Ms. Claire Delebar, Staff Accountant
Mr. Terry French, Accountant Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Focus Media Holding Limited Annual Report on Form 20-F filed on June 29, 2010, amended on July 16, 2010 and September 7, 2010 (file no. 00-51387)
Dear Mr. Harrington, Ms. Murphy, Mr. Spirgel, Ms. Delebar and Mr. French:
     We write on behalf of our client, Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Bona Film”) with reference to the comment letter, dated September 22, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced annual report on Form 20-F.
     The Company is requesting additional time to respond to the Staff’s comments. Due to the Mid-Autumn Festivals in China, which were a holiday from September through September  , 2010, the Company was not able to receive the Staff’s facsimile comment letter until September 27, 2010. Several days after that holida, starting today October 1 through October 7, 2010, there will also be holidays in China for National Day. As a result, neither the Company, their PRC legal counsel nor their independent auditors have been available to devote time to reviewing the
Leiming Chen Philip M.J. Culhane       Chris Lin       Sinead O’Shea         Jin Hyuk Park         Youngjin Sohn         Kathryn King Sudol
Resident Partners
Admitted in New York
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simpson thacher & bartlett llp is a registered limited liability partnership established under the laws of the
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Simpson Thacher & Bartlett llp
Staff’s comments and will be unable to do so until after the holiday ends on October 7, 2010. Accordingly, the Company is initially requesting an additional two weeks of time after the original response due date of October 6 to fully review and respond to the Staff’s comments. The Staff’s understanding and accommodation in this request would be greatly appreciated.
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     If you have any question, please do not hesitate to contact me at +852 2514-7650, or my colleague Daniel Fertig at +852 2514-7660.

Very truly yours,
/s/ Daniel Fertig for Chris Lin

Chris Lin

Enclosures

cc:	Kit Leong Low, Chief Financial Officer Alex Deyi Yang, General Manager Focus Media Holding Limited